July 30, 2009

Mail Stop 3010

Mr. Michael P. Ryan
Chief Executive Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re:** **Gilman Ciocia, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 26, 2008**
> **File No. 000-22996**

Dear Mr. Ryan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief